SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          (Amendment No. * __________ )


                            Mikohn Gaming Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    59862K108
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                                 (CUSIP Number)


                              Christopher Argyrople
                               Delta Partners LLC
                        One Financial Center, Suite 1600
                           Boston, Massachusetts 02111

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 26, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


     Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  59862K108
           ---------------------

1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Delta Partners LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER



8. SHARED VOTING POWER

   1,026,961 Common Shares

9. SOLE DISPOSITIVE POWER



10. SHARED DISPOSITIVE POWER

    1,026,961 Common Shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,026,961

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.9%

14. TYPE OF REPORTING PERSON*

    IA, OO

CUSIP No.  59862K108
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Christopher Argyrople

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER


8. SHARED VOTING POWER

   1,026,961

9.  SOLE DISPOSITIVE POWER


10. SHARED DISPOSITIVE POWER

    1,026,961

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,026,961

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.9%

14. TYPE OF REPORTING PERSON

    IN

CUSIP No.  59862K108
           ---------------------

1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles Jobson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER


8. SHARED VOTING POWER

     1,026,961

9. SOLE DISPOSITIVE POWER



10. SHARED DISPOSITIVE POWER

     1,026,961

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,026,961

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%

14. TYPE OF REPORTING PERSON

     IN

CUSIP No.  59862K108
           ---------------------

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Item 1.  Security and Issuer.

     This statement relates to the shares of common stock of Mikohn Gaming Corporation (the "Company"), which has its principal place of business at 1045 Palms Airport Drive, Las Vegas, NV 89119.

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Item 2.  Identity and Background.

     (a) This statement is being filed by Delta Partners LLC, a Delaware limited liability company, and its managing members Christopher Argyrople and Charles Jobson (together, the "Reporting Persons").

     (b) The business address of the Reporting Persons is c/o Delta Partners LLC, One Financial Center, Suite 1600, Boston, Massachusetts 02111.

     (c) (i) Christopher Argyrople serves as a managing member of Delta Partners LLC.

         (ii) Charles Jobson serves as a managing member of Delta Partners
LLC.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.


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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Persons may be deemed to beneficially own 1,026,961 shares of the Company's common stock. These shares are held by two investment companies (the "Funds") to which Delta Partners LLC serves as investment manager. Mr. Argyrople and Mr. Jobson are the managing members of Delta Partners LLC. The funds for the purchase of the shares came from the Funds' respective funds. The shares were purchased for a total amount equal to $5,300,054. No borrowed funds were used to purchase the shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

     The 1,026,961 shares of common stock of the Company were acquired for investment purposes. The Reporting Persons may acquire additional shares of common stock, dispose of all or some of those shares from time to time, in each case in open market or private transactions, block sales of purchases or otherwise, or may continue to hold those shares.

     The Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the actions enumerated in Item 4 of
Schedule 13D. However, the Reporting Persons reserve the right to discuss company business with management, make proposals to management and/or take other actions to influence the management of the Company should it deem such actions appropriate.

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Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 1,026,961 shares of the Company's common stock, constituting 7.9% of the outstanding shares of the Company's common stock based upon 13,040,188 shares outstanding as of November 9, 2002, according to the Company's most recent Form 10-Q.

     (b) (i) Delta Partners LLC: 0 shares with sole power to vote or direct the vote; 1,026,961 shares with shared power to vote or direct the vote; 0 shares with sole power to dispose or to direct the disposition of; 1,026,961 shares with shared power to dispose or to direct the disposition of;

         (ii) Christopher Argyrople: 0 shares with sole power to vote or direct the vote; 1,026,961 shares with shared power to vote or direct the vote; 0 shares with sole power to dispose or to direct the disposition of; 1,026,961 shares with shared power to dispose or to direct the disposition of;

         (iii) Charles Jobson: 0 shares with sole power to vote or direct the vote; 1,026,961 shares with shared power to vote or direct the vote; 0 shares with sole power to dispose or to direct the disposition of; 1,026,961 shares with shared power to dispose or to direct the disposition of.

     Pursuant to Rule 13d-4, the Reporting Persons disclaim beneficial ownership of the shares of the Company's common stock beneficially owned by the Funds.

     (c) The Reporting Persons made no purchases or sales in the Company's common stock during the past 60 days.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the shares of the Company's common stock.

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Item 7.  Material to be Filed as Exhibits.

     Letter dated November 26, 2002 from the Reporting Persons to the Company's Board of Directors and Russell M. McMeeken, the Company's current Chief Executive Officer.

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
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          November 27, 2002
                                ----------------------------------------
                                                 (Date)

                                            Delta Partners LLC
                                            /s/ Christopher Argyrople
                                ----------------------------------------
                                               (Signature)
                                            Christopher Argyrople
                                            Managing Member
                                ----------------------------------------
                                               (Name/Title)




                                             November 27, 2002
                                ----------------------------------------
                                                 (Date)


                                         /s/ Christopher Argyrople
                                ----------------------------------------
                                               (Signature)

                                            Christopher Argyrople
                                ----------------------------------------
                                               (Name)



                                            November 27, 2002
                                ----------------------------------------
                                                 (Date)


                                            /s/ Charles Jobson
                                ----------------------------------------
                                               (Signature)

                                            Charles Jobson
                                ----------------------------------------
                                               (Name)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                          November 26, 2002


Mr. Russell M. McMeekin, CEO
Board of Directors Mikohn Gaming Corp.
920 Pilot Road
Las Vegas, NV  89119

Dear Mr. McMeekin & Current Directors:

After reading Mikohn's September 30th 10Q report, we are deeply distressed by details of the employment contract between the company, David J. Thompson (the former CEO), Donald W. Stevens (the former CFO), and an unidentified executive. Basically, this contract stipulates a cumulative severance payment of $4.8 million to these three departing executives, and the 10Q states that $2.7 million is still owed. As beneficial owners of 7.9% of the common stock, we are appalled that the firm would contract with three failed executives to facilitate their exit . The excessive nature of the payment can be related to Mikohn's market capitalization of $40 million. To effectively dilute stockholders 12% to pay former employees has raised our antenna, to say the least. We believe that the size of the payment suggests inherent self-dealing by top management, and, as the largest institutional shareholder of the firm, we can't understand the shareholder benefits of such an arrangement.

As owners of the firm, we request that the board of directors consider revoking the remaining $2.7 million severance payment on the grounds that it represents an excessive, wasteful outlay - an artifact of a non-arms length transaction by self-dealing executives who were not representing the firm's best interests in drawing up the employment contracts. These executives have already received $2.1 million of consideration, which is a gross in-justice considering they destroyed shareholder value during their tenure. We are adamant that the remaining $2.7 million not be paid to these 3 former employees. Hopefully these former executives would agree with our position that they did not create value during their tenure and that the remaining $2.7 million payment would be excessive and value destroying.

If the board & departed executives do not agree, we will pursue all available legal remedies to obtain information. The process of approving executive employment agreements is important. When approving employment agreements, there must be checks and balances in place. We would like to know whether or not the contract and severance settlement was approved by the board. If so, was this an independent board or one dominated by insiders? Did Mikohn have outside counsel review the employment contract and severance settlement and did the board follow the independent counsel's recommendations?

In light of the Sarbanes Law and Mikohn's capital structure, we request that all loans to officers and related parties be repaid immediately. During the first 9 months of 2002, this loan amount rose as the stock price fell. We can't understand the benefit of lending money to parties that preside over value destruction. In addition, we would like to note that these payments must be cash repayments, not some form of barter or non-cash forgiveness.

We hope that the board of directors agrees with our position on these two issues. Given the seriousness of this matter, we have many potential methods of recourse. Instead of picking a fight, we are hoping to obtain your support in this matter. If we do not obtain immediate and decisive action by the board, then we will consider all our alternatives, including a class action shareholder suit, and nominating our own slate of directors.


Sincerely,




Charles Jobson
Delta Partners LLC


03608.0003 #367799